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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 6 )


                             SAFLINK CORPORATION
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                               (Name of Issuer)

                   Common Stock, par value $0.01 per share
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                        (Title of Class of Securities)

                                 786578 10 4
                          -------------------------
                                (CUSIP Number)

                          Thomas J. Egan, Jr., Esq.
                               Baker & McKenzie
                         815 Connecticut Avenue, N.W.
                         Washington, D.C. 20006-4078
                                (202) 452-7000
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 5, 2001
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           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 786578 10 4                                                Page 2 of 9



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    1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

               RMS Limited Partnership   Crystal Diamond, Inc.        Roy M. Speer
                     88-0224372               88-0223159               ###-##-####

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    2.  Check the Appropriate Box if a Member of a Group (See Instructions)              (a)  [X]
                                                                                         (b)  [ ]

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    3.  SEC Use Only



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    4.  Source of Funds (See Instructions)

                                       OO

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    5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

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    6.  Citizenship or Place of Organization

                      RMS Limited Partnership  --    Nevada limited partnership
                      Crystal Diamond, Inc.    --    Nevada corporation
                      Roy M. Speer             --    Individual citizen of the United States

                  ------------------------------------------------------------------------------------------

                  7.  Sole Voting Power

                                                                        0

                  ------------------------------------------------------------------------------------------
Nunber of
                  8.  Shared Voting Power
Shares
                                                               18,019,022
Beneficially
                  ------------------------------------------------------------------------------------------
Owned by
                  9.  Sole Dispositive Power
Each
                                                                        0
Reporting
                  ------------------------------------------------------------------------------------------
Person With
                 10.  Shared Dispositive Power

                                                               11,927,312

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   11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                                                               18,019,022

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   12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                 [X]

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   13.  Percent of Class Represented by Amount in Row (11)

                                                             57.6 percent

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   14.  Type of Reporting Person

                      RMS Limited Partnership  --    PN
                      Crystal Diamond, Inc.    --    CO
                      Roy M. Speer             --    IN

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


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CUSIP No. 786578 10 4                                               Page 3 of 9


        RMS Limited Partnership, a Nevada limited partnership ("RMS"), Crystal Diamond, Inc., a Nevada corporation, and Roy M. Speer hereby amend their
Schedule 13D as filed on March 20, 1995, and as amended by amendment no. 1 filed on April 20, 1995, amendment no. 2 filed on December 23, 1998, amendment no.3 filed on June 30, 1999, amendment no. 4 filed on November 15, 1999, and amendment no. 5 filed on September 11, 2000 (as amended, the "Schedule 13D") with respect to the Common Stock, par value $.01 per share ("Common Stock"), of SAFLINK CORPORATION, a Delaware corporation ("SAFLINK").


ITEM 4.    PURPOSE OF TRANSACTION.

        The Schedule 13D is amended by adding the following to the end of Item
4:

        In connection with the SAFLINK's Series E Preferred Stock and Warrant financing, which closed on June 5, 2001, RMS entered into a Voting Agreement ("Voting Agreement") on May 25, 2001, with Jotter Technologies Inc. ("Jotter"), whereby Jotter agrees to vote in tandem with and in like manner as and as directed by RMS (or its designee) for the election of directors of SAFLINK and on all other matters which may be presented at any meeting of the shareholders of SAFLINK or with respect to which the consent of the shareholders of SAFLINK is sought.

        The description of the Voting Agreement contained herein is qualified in its entirety by reference to the complete text of such agreement attached hereto as Exhibit 1 and incorporated herein by reference.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

        The Schedule 13D is amended by replacing Item 5 with the following:

        (a) With the conversion of the Series D Stock, RMS owns of record 11,927,312 shares of Common Stock. As a result of the First Amended and Restated Voting Agreement between RMS and Mr. Santangelo, RMS may be deemed the beneficial owner of the 908,377 shares of Common Stock and options to acquire 83,333 additional shares of Common Stock which are beneficially owned by Mr. Santangelo. Also, as a result of the Voting Agreement described in Item 4, RMS may be deemed the beneficial owner of the 5,100,000 shares of Common Stock which are beneficially owned by Jotter. The Voting Agreement in Exhibit 1 also references an additional 1,670,115 shares of Common Stock, for a total of 6,770,115 shares of Common Stock owned by Jotter. However, in order to satisfy the NASDAQ Small Cap Market listing requirements, SAFLINK will seek, and has not yet obtained, stockholder approval at its next annual meeting as a condition to issuing these 1,670,115 shares to Jotter upon conversion of the balance of a $1.7 million note payable issued to Jotter as partial consideration for the intellectual property and fixed assets acquired from Jotter on December 15, 2000. Jotter is thus currently the beneficial owner of 5,100,000 shares of Common Stock.


        As a result of the relationships described in Item 2 of the Schedule 13D, Crystal Diamond and Mr. Speer may also be deemed for securities law purposes to beneficially own 18,019,022 shares of Common Stock each.

        SAFLINK currently has 31,304,195 shares of Common Stock outstanding, taking into account the conversion of the Series D Stock. RMS, therefore, is the beneficial owner of 57.6 percent of the outstanding Common Stock of SAFLINK.

        (b) RMS will share with Crystal Diamond and Mr. Speer the power to vote or direct the vote and the power to dispose or direct the disposition of the shares of Common Stock beneficially owned by RMS. Mr. Santangelo and Jotter have separately agreed to permit RMS to direct the voting of the shares of Common Stock beneficially owned by them.



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CUSIP No. 786578 10 4                                             Page 4 of 9




        (c) Except as set forth herein, neither RMS, Crystal Diamond, Mr. Speer, nor, to the best of Crystal Diamond's knowledge, any executive officer, director or controlling person of Crystal Diamond has effected any transaction in shares of the Common Stock during the past 60 days.

        (d) No person other than RMS, Crystal Diamond and Mr. Speer is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock owned of record by RMS. RMS, Crystal Diamond and Mr. Speer have no right to receive or to direct the receipt of dividends from or the proceeds from the sale of any securities of the Company beneficially owned by Mr. Santangelo or Jotter including any shares of Common Stock with respect to which RMS, Crystal Diamond and Speer may be deemed to be a beneficial owner by virtue of the First Amended and Restated Voting Agreement or the Voting Agreement.

        (e)    Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER .

        The Schedule 13D is amended by adding the following to the end of Item
6:

        The information set forth, or incorporated by reference, in Item 4 is hereby incorporated herein by reference. The description of the Voting Agreement contained herein is qualified in its entirety by reference to the complete text of such agreement attached hereto as Exhibit 1 and incorporated herein by reference.


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1   Voting Agreement dated as of May 25, 2001.



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CUSIP No. 786578 10 4                                             Page 5 of 9


                                  SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 15, 2001                               RMS LIMITED PARTNERSHIP,
                                            a Nevada limited partnership




                                             /s/ C. Thomas Burton, Jr.
                                            --------------------------
                                            C. Thomas Burton, Jr.
                                            Managing General Partner


                                            CRYSTAL DIAMOND, INC.
                                            A Nevada corporation




                                            /s/ C. Thomas Burton, Jr.
                                            -------------------------
                                            C. Thomas Burton, Jr.
                                            President




                                            /s/ Roy M. Speer
                                            ----------------
                                            Roy M. Speer